UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Perceptron, Inc.

(Exact name of registrant as specified in its charter)

Michigan	38-2381442
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

47827 Halyard Drive, Plymouth, Michigan	48170-2461
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this Form relates to the registration of a class of pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☑

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to purchase Series A Preferred Stock, no par value

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered

On August 20, 2015, the Company entered into a First Amended and Restated Rights Agreement with American Stock Transfer & Trust Company, LLC, as rights agent, (the “Rights Agreement”). The Rights Agreement amended and restated that certain Rights Agreement, dated March 28, 1998 between the Company and American Stock Transfer & Trust Company, LLC, as amended by a First Amendment to Rights Agreement dated March 17, 2008. Pursuant to the Rights Agreement, the description of the registered securities is amended and restated in its entirety as follows:

On March 23, 1998, the Board of Directors of Perceptron, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value (the “Common Stock”), of the Company. The distribution was paid to the Company’s shareholders of record on April 6, 1998 (the “Record Date”) on April 8, 1998.

Effective August 20, 2015 and March 17, 2008, the Board of Directors of the Company amended the Rights. This Summary describes the terms of the Rights, as amended. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, no par value (the “Preferred Stock”) at a price of $73.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Common Stock (such public announcement date being the “Shares Acquisition Date”) (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors) or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person, other than as a result of a Permitted Offer (as defined below), (the earlier of such dates being called the “Distribution Date”), the Rights are, with respect to any of the Common Stock certificates outstanding as of April 6, 1998, evidenced by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after April 6, 1998 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of April 6, 1998 or issued thereafter will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Subject to certain adjustments as may be required by the Rights Agreement, the Company will issue one Right with each new share of Common Stock issued until the Distribution Date so that all shares will have attached Rights. No person shall be deemed to be an Acquiring Person on account of shares of Common Stock beneficially owned by such person on March 23, 1998 unless thereafter they become the beneficial owner of any additional shares of Common Stock.

The Rights are not exercisable until the Distribution Date, and, if later, the expiration of the Company’s right to redeem the Rights. The Rights will expire on August 20, 2018, or, if earlier, the final adjournment of the Company’s 2015 annual meeting of shareholders, if shareholder approval of the Rights Agreement has not been obtained, unless earlier redeemed or called for exchange by the Company as described below or their earlier expiration upon the consummation of certain transactions as described below.

The Preferred Stock will be nonredeemable and will be junior to any other class of preferred stock. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend equal to the greater of $1.00 or 100 times the per share value of any dividend (other than stock dividends) declared on the Common Stock since the immediately preceding quarterly dividend payment date. In the event of liquidation, the holders of the Preferred Stock generally will be entitled to receive a liquidation payment in an amount equal to $100.00 per share of Preferred Stock plus all accrued and unpaid dividends thereon, and, after the holders of Common Stock have received a liquidation payment in an amount equal to $1.00 per share, holders of the Preferred Stock and the Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed, with the holders of Preferred Stock entitled to receive an aggregate per share amount equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock. Each share of Preferred Stock will be entitled to 100 votes per share voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preferred Stock as to dividends, voting and liquidation preferences are protected by anti-dilution provisions.

The Purchase Price payable, and the number of shares of the Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock; (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or a dividend paid in the Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Prior to a Triggering Event, fractional shares of the Preferred Stock will not be issued (other than fractions which are integral multiples of one one-hundredths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one one-hundredth of a share of Preferred Stock. Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one share of Common Stock.

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In the event that (i) the Company were the surviving corporation in a merger or other combination with an Acquiring Person or affiliated or associated persons of an Acquiring Person and its Common Stock were not changed or exchanged; or (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement; or (iii) in certain circumstances, an Acquiring Person becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock (except pursuant to a tender or exchange offer for all outstanding shares at a price and on terms determined by a majority of the Board of Directors, prior to the consummation of the offer, after receiving advice from an investment banking firm selected by a majority of the Board of Directors, to be a price that is fair to shareholders and in the best interests of the Company and its shareholders (a “Permitted Offer”)), or (iv) during such time as there is an Acquiring Person, there shall occur certain failures to pay, or reductions in, dividends on outstanding common or preferred stock of the Company or a recapitalization of the Company which has the effect of increasing the Acquiring Person’s proportionate share of the outstanding Common Stock by more than 1%, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise that number of shares of the Common Stock (or, in certain circumstances, a combination of cash, other property, Preferred Stock, Common Stock and/or other securities) having a market value of two times the exercise price of the Right.

Following the Distribution Date, in the event (i) that the Company were acquired in a merger or other business combination transaction in connection with which the Company is not the continuing or surviving corporation or in which all or a part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property (other than certain mergers and combinations with an Acquiring Person who becomes such in a Permitted Offer if the price per share of Common Stock offered in such transaction is no less than the price per share of Common Stock paid to all holders in the Permitted Offer tender or exchange offer and the form of consideration being offered in such transaction is the same as the form of consideration paid in the Permitted Offer tender or exchange offer (a “Permitted Combination”)); or (ii) that 50% or more of the Company’s assets or earning power were sold, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right. Upon the consummation of a Permitted Combination, all rights shall expire. Each of the events described in this paragraph constitutes a “Triggering Event” under the Rights Agreement.

At any time after any Person becomes an Acquiring Person but prior to the time such Acquiring Person has acquired 50% or more of the outstanding Common Stock, the Board may cause shareholders to exchange all or part of their Rights for shares of Common Stock or Preferred Stock at a ratio of one share of Common Stock or one one-hundredth of a share of Preferred Stock per Right, subject to adjustment. As soon as the Board has determined to make such exchange, the Rights may no longer be exercised.

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At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). Thereafter, the Company’s right of redemption may be reinstated, prior to a Triggering Event, (i) if an Acquiring Person reduces his beneficial ownership to less than 20% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company; and (ii) there are no other Persons, immediately following the event described in clause (i), who are Acquiring Persons. Additionally, the Board of Directors may at any time prior to the occurrence of a Triggering Event, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, if such redemption is in connection with the consummation of a merger or other business combination involving the Company but not involving an Acquiring Person or its Affiliates or Associates which is determined to be in the best interests of the Company and its shareholders by the Board of Directors.

However, in the event the Company receives a Qualified Offer (as defined below), the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Agreement. The special meeting must be held within 90 business days after the Company receives a request from shareholders to hold such a meeting. The request from shareholders must be received by the Company not earlier than 60 business days and not later than 80 business days following the commencement of the Qualified Offer and must be executed by holders of not less than 10% of the outstanding Common Stock (excluding the Acquiring Person and its affiliates and associates). If a resolution to redeem the Rights is approved by holders of a majority of the outstanding Common Stock (excluding the Acquiring Person and its affiliates and associates) at the special meeting (or if the special meeting is not held on or before the 90th business day after receipt of the request for a meeting or such later date at which an acquisition agreement approved by the Board is voted on by shareholders), it will become effective immediately prior to the consummation of any Qualified Offer consummated within 60 days after the earlier of the special meeting or the 90th business day after receipt of a request for a special meeting of shareholders. A “Qualified Offer” is a tender offer for all outstanding Common Stock not already beneficially owned by the person making the offer that meets all of the following conditions:

(i)	the same per share price is offered for all shares, is greater than the highest closing price for the Common Stock during the 365 calendar day period immediately preceding the date on which the offer is commenced,

(ii)	if the consideration offered includes shares of common stock of the offering person, the offering person is a publicly owned United States corporation and its common stock is traded on either the New York Stock Exchange or The Nasdaq Stock Market, no further stockholder approval is required to issue such common stock, no other class of voting stock of the offering person is outstanding, the offering person meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act of 1933, as amended, including, without limitation, the filing of all required Exchange Act reports in a timely manner during the twelve calendar months prior to the date of commencement of the offer, and the offering person shall permit the Company’s representatives, including an investment banking firm, legal counsel and an accountant, to have access to such offering person’s books, records, management, accountants and other advisers for the purpose of permitting such representatives to conduct a due diligence review to permit such investment banking firm to be able to render a fairness opinion with respect to the consideration being offered and the Board of Directors to evaluate the offer and make an informed decision. Further, within 10 Business Days after such representatives of the Company shall have notified the Company and the offeror that they have completed such due diligence review to their satisfaction (or, following completion of such due diligence review, within 10 Business Days after any increase in the offer consideration), such investment banking firm does not render an opinion to the Board of Directors that the consideration being offered to the shareholders of the Company is either unfair or inadequate and such investment banking firm does not, after the expiration of such 10 Business Day period, render an opinion to the Board of Directors that the consideration being offered to the shareholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse effect on the value of the common stock of the offeror,

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(iii)	the offer is accompanied by written financing commitments and/or the offeror has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the offer and follow-on merger,

(iv)	the offer is subject to a non-waivable condition that a minimum of 90% of the outstanding Common Stock (other than those owned by the offeror) will be tendered and not withdrawn as of the offer’s expiration date,

(v)	the offer by its terms remains open for at least 60 business days and at least 10 business days after the date of any special meeting of shareholders called under the redemption provisions, plus 15 business days after any change in price or after any bona fide alternative offer for a higher consideration is made,

(vi)	the offer, within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Stock is either unfair or inadequate,

(vii)	on or before the date the offer is commenced, the offering person makes an irrevocable written commitment to the Company:

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(viii)	to acquire, within 5 business days following completion of the offer, all Common Stock then not beneficially owned by such person at the same cash price per share as paid in the offer,

(ix)	not to amend its offer to reduce the price or otherwise change the terms in a way that is adverse to tendering shareholders,

(x)	such offer is subject only to the conditions required in the definition and usual and customary terms and conditions, and is not subject to any financing, funding or similar condition, nor to any condition relating to completion of or satisfaction with any due diligence or similar investigation, and

(xi)	an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offering person and the written representations and certifications of the offering person’s Chief Executive Officer and Chief Financial Officer, acting in such capacities, that (A) all facts about the offering person that would be material to making a shareholder’s decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer, (B) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open and (C) all required Exchange Act reports will be filed by the offering person in a timely manner during such period.

Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. At the effective time of a redemption in connection with the calling of a special meeting of shareholders in connection with a Qualified Offer, the right to exercise the Rights shall terminate and the only right of holders of the Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement may be amended without shareholder approval prior to the Distribution Date at the Board of Directors’ discretion. After the Distribution Date, the Board of Directors generally may amend the Rights Agreement without the consent of the Rights holders to cure any ambiguity, correct defects or inconsistencies, shorten or lengthen time periods or supplement or change any other provision which shall not adversely affect the Rights holders; provided that the lengthening of any time period is for the purpose of protecting, enhancing or clarifying the rights of, and/or for the benefit of the holders of the Rights (other than the Acquiring Person and its affiliated and associated persons). However, if the Rights are not then redeemable, the Board may not lengthen a time period relating to when the Rights may be redeemed.

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A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement

Item 2. Exhibits

Exhibit No.	Description
1	Form of certificate representing Rights (included as Exhibit B to the First Amended and Restated Rights Agreement) is incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on August 24, 2015. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Common Stock (such public announcement date being the “Shares Acquisition Date”) (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors) or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person, other than as a result of a Permitted Offer.

2	First Amended and Restated Rights Agreement, dated as of August 20, 2015 between Perceptron, Inc. and American Stock Transfer & Trust Company, LLC is incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on August 24, 2015.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PERCEPTRON, INC.

Date: August 21, 2015	/s/	Jeffrey M. Armstrong
	By:	Jeffrey M. Armstrong
	Its:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
1	Form of certificate representing Rights (included as Exhibit B to the First Amended and Restated Rights Agreement) is incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on August 24, 2015. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Common Stock (such public announcement date being the “Shares Acquisition Date”) (or, if pursuant to a Permitted Offer (as defined below) such later date as fixed by the Board of Directors) or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person, other than as a result of a Permitted Offer.

2	First Amended and Restated Rights Agreement, dated as of August 20, 2015 between Perceptron, Inc. and American Stock Transfer & Trust Company, LLC is incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on August 24, 2015.